Exhibit 12.2

Con Edison Company of New York, Inc.

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Nine Months Ended September 30, 2010	For the Twelve Months Ended December 31, 2009	For the Nine Months Ended September 30, 2009
Earnings
Net Income for Common	$709	781	$615
Preferred Stock Dividend	8	11	8
Cumulative Effect of Changes in Accounting Principles	—	—	—
(Income) or Loss from Equity Investees	—	(1)	—
Minority Interest Loss	—	—	—
Income Tax	404	404	339

Pre-Tax Income from Continuing Operations	$1,121	1,195	$962

Add: Fixed Charges*	435	582	434
Add: Amortization of Capitalized Interest	—	—	—
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—

Earnings	$1,556	1,777	$1,396

* Fixed Charges

Interest on Long-term Debt	$393	518	$387
Amortization of Debt Discount, Premium and Expense	13	16	12
Interest Capitalized	—	—	—
Other Interest	14	27	19
Interest Component of Rentals	15	21	16
Pre-Tax Preferred Stock Dividend Requirement	—	—	—

Fixed Charges	$435	582	$434

Ratio of Earnings to Fixed Charges	3.6	3.1	3.2